ADVANCED CELL TECHNOLOGY, INC.
1201 Harbor Bay Parkway
Alameda, CA 94502

September 7, 2006

Via EDGAR

Mr. Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Advanced Cell Technology, Inc.
Preliminary Proxy Statement filed August 18, 2006
File No. 0-50295

Dear Mr. Riedler:

This letter is being submitted to you in response to comments set forth in your letter dated August 23, 2006, relating to the preliminary proxy statement of Advanced Cell Technology, Inc. (the “Company”) filed August 18, 2006. Submitted herewith for filing is a revised preliminary proxy statement with expanded discussion as requested by your comments. Those comments, and the additional discussion added to the preliminary proxy statement in response thereto, are set forth below.

Proposal One—Approval of amendment to the certificate of incorporation to increase the number of authorized shares

Comment 1:

“Regardless of whether there are any definitive plans or commitments, please expand the discussion to state whether you have any plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of common stock subsequent to the increase in the number of authorized shares. In this regard, we note the information contained in the Form 8-K filed August 22, 2006.”

Response to Comment 1:

The Company has added additional discussion of recently announced financing transactions, as set forth under the heading “Recent Financings” in the revised preliminary proxy statement. In addition, the Company has added the following statement: “However, other than in connection with the monthly redemption payments and recent financings and issuances upon exercise of outstanding options, convertible debentures and warrants described above and any future options which may be granted to employees, the Company has no plan, commitment, arrangement, understanding or agreement, either oral or written, regarding the issuance of Common Stock. The proceeds from the recent financings described above are expected to be sufficient to satisfy the Company’s present capital requirements.”

Comment 2:

“Please expand the discussion to indicate the number of common shares you have issued and anticipate will issue in connection with the monthly redemption payments.”

Response to Comment 2:

The Company has added the following additional discussion under the heading “Monthly Redemption Payments Under Convertible Debentures” in the revised preliminary proxy statement: “Beginning in

March 2006, the Company has elected to make the monthly redemption payments due under certain of its convertible debentures maturing September 14, 2008 in shares of Common Stock. As of August 31, 2006, the Company had issued a total of 3,306,889 shares of Common Stock in connection with the monthly redemption payments. The Company expects that it will issue a total of approximately 13.2 million additional shares of Common Stock in connection with the monthly redemption payments between September 2006 and September 2008, the maturity date of the convertible debentures.”

The Company acknowledges the following:

•       The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•       Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•       The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,
ADVANCED CELL TECHNOLOGY, INC.
By:	/s/ WILLIAM M. CALDWELL, IV
William M. Caldwell, IV
Chief Executive Officer